                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2005

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X     Form 40-F
               ---              ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No  X
         ---       ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  -------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to its placing of new H shares and resumption of trading.

The Stock Exchange of Hong Kong Limited (the "STOCK EXCHANGE") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or reliance upon the whole or any part of the contents of this announcement.

The securities have not been registered under the United States Securities Act of 1933, as amended (the "U.S. SECURITIES ACT") and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available. This announcement does not constitute an offer of any securities for sale.

In connection with the Placing, Goldman Sachs (Asia) L.L.C. (the "STABILIZING MANAGER"), and/or its affiliates and agents, on behalf of the Underwriters, may over-allocate or effect any other transactions with a view to stabilizing or maintaining the market price of the H Shares (as defined below) at a level higher than that which might otherwise prevail for a limited period commencing from the date of this announcement. The stabilizing action which may be taken by the Stabilizing Manager may include primary and ancillary stabilizing action such as purchasing or agreeing to purchase any of the H Shares, exercising the Managers' Option (as defined below), stock borrowing, establishing a short position in the H Shares, liquidating long positions in the H Shares or offering or attempting to do any such actions. Any market purchases will be effected in compliance with all applicable laws and regulatory requirements, including the Securities and Futures (Price Stabilizing) Rules made under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). However there is no obligation on the Stabilizing Manager to conduct any such stabilizing activity, which if commenced, may be discontinued at any time. Any such stabilizing activity is required to be brought to an end after a limited period which begins on the date after the Purchase Price is announced and ends on the 30th day after the Completion Date. The stabilizing period is expected to expire on 15 October 2005 and after this date, no further stabilizing action may be taken. Demand for the H Shares, and therefore their price, could fall. The number of H Shares being offered in the Placing may be increased by up to an aggregate of 351,648,000 additional H Shares through the exercise of the Managers' Option granted to the Stabilizing Manager on behalf of the Underwriters by the Company and the Selling Shareholder, exercisable by the Stabilizing Manager on behalf of the Underwriters and after consultation with the Underwriters, to, amongst other things, cover over-allocations in the Placing.


                              ("PETROCHINA LOGO")
                          PETROCHINA COMPANY LIMITED*

                     (a joint stock company incorporated in
             the People's Republic of China with limited liability)
                               (Stock Code: 0857)

                PLACING OF NEW H SHARES AND RESUMPTION OF TRADING

                            Sole Global Coordinator
                             ("GOLDMAN SACHS LOGO")
                           GOLDMAN SACHS (ASIA) L.L.C.

                       Joint Bookrunners and Underwriters
                            (in alphabetical order)

                               ("CITIGROUP LOGO")
       CITIGROUP GLOBAL MARKETS HONG KONG FUTURES AND SECURITIES LIMITED

                             ("DEUTSCHE BANK LOGO")
                       DEUTSCHE BANK AG, HONG KONG BRANCH

                             ("GOLDMAN SACHS LOGO")
                          GOLDMAN SACHS (ASIA) L.L.C.

--------------------------------------------------------------------------------
On 31 August 2005, PetroChina Company Limited (the "COMPANY") entered into an underwriting agreement (the "UNDERWRITING AGREEMENT") with Citigroup Global Markets Hong Kong Futures and Securities Limited, Deutsche Bank AG, Hong Kong Branch and Goldman Sachs (Asia) L.L.C. (the "UNDERWRITERS"), as joint bookrunners and underwriters, in relation to the placing (the "PLACING") of an aggregate of 3,164,834,000 new overseas-listed foreign-invested shares of RMB1.00 each ("H SHARES") in the capital of the Company (the "INITIAL PLACING SHARES") at a price of HK$6.00 per Initial Placing Share (the "PURCHASE PRICE").

The Initial Placing Shares comprises of (1) 2,877,121,818 H Shares (the "NEW SHARES") to be allotted and issued by the Company in connection with the Placing, and (2) 287,712,182 H Shares (the "NSSF SHARES") to be allotted and issued by the Company upon the conversion of the same number of existing domestic legal person shares by the National Council for the Social Security Fund (the "NSSF").

In addition, an option (the "MANAGERS' OPTION") has been granted to the Stabilizing Manager on behalf of the Underwriters pursuant to which the Stabilizing Manager may require the Company to issue up to an additional 319,680,000 H Shares and NSSF to sell up to an additional 31,968,000 H Shares (together, the "OPTION SHARES" and, together with the Initial Placing Shares, the "PLACING SHARES") at the Purchase Price as further described under the heading "MANAGERS' OPTION" below.

The Initial Placing Shares represent approximately 18.00% of the existing issued H share capital of the Company and approximately 15.25% of the issued H share capital of the Company as enlarged by the issue of the Initial Placing Shares. If the Managers' Option is exercised in full, the Placing Shares represent approximately 20.00% of the existing issued H share capital of the Company and approximately 16.67% of the issued H share capital of the Company as enlarged by the issue of the Placing Shares.

The net proceeds of the Placing of new H Shares by the Company will be approximately HK$17,002 million (and HK$18,891 million if the Managers' Option is exercised in full) after deducting the commission and expenses of the Placing. The Company intends to use the net proceeds from the Placing of the new H Shares by the Company for its business development, including the funding of any domestic and/or international acquisitions that may be made by the Company. As at the date of this announcement, the Company has not entered into any agreement in relation to future acquisitions. In the event the Company enters into any such agreements, it will comply with the relevant requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "LISTING RULES").

Trading in the H Shares on the Stock Exchange was suspended from 9:30 a.m. on 31 August 2005 at the request of the Company, and application has been made to the Stock Exchange to resume trading in the H Shares with effect from 9:30 a.m. on 1 September 2005. Trading in the Company's American Depository Shares (the "ADSS") on the New York Stock Exchange, Inc. (the "NYSE") was suspended from 9:30 a.m. (New York time) on 31 August 2005 at the request of the Company, and a request has been made to resume trading in the ADSs with effect from 9:30 a.m. (New York time) on 1 September 2005.
--------------------------------------------------------------------------------


THE UNDERWRITING AGREEMENT

Date:     31 August 2005
Parties:  (1)  The Company
          (2)  The Underwriters, as joint bookrunners and underwriters


PLACING AND MANAGERS' OPTION

Each of the Underwriters agrees to procure, as agent for the Company, purchasers to purchase, or to purchase itself from the Company, the Initial Placing Shares.

Goldman Sachs (Asia) L.L.C. is the Sole Global Coordinator of the Placing.

The Managers' Option has been granted to the Underwriters exercisable by Goldman Sachs (Asia) L.L.C. on behalf of the Underwriters and after consultation with the Underwriters to require the Company to issue up to an additional 319,680,000 H Shares and NSSF to sell up to an additional 31,968,000 H Shares at the Purchase Price for the purpose of, among other things, covering over-allocations in connection with the Placing. Any such election in respect of Option Shares may be exercised in whole or in part on one or more occasions at any time up to the thirtieth day after the Completion Date. In the event that the Managers' Option is exercised, a press announcement will be made.


PLACEES

The Placing Shares will be sold to professional and institutional investors who are independent of and not connected persons (as defined in the Listing Rules) of the Company or its subsidiaries. The placees will not be less than six in number.


INDEPENDENCE OF THE UNDERWRITERS

The Underwriters are not connected persons of the Company or any of its subsidiaries.


NUMBER OF PLACING SHARES

The Initial Placing Shares of 3,164,834,000 H Shares and the Option Shares of up to 351,648,000 H Shares comprise of (1) 2,877,121,818 New Shares and up to 319,680,000 Option Shares to be allotted and issued by the Company in connection with the Placing, and (2) 287,712,182 NSSF Shares and up to 31,968,000 Option Shares to be allotted and issued by the Company upon the conversion of the same number of existing domestic legal person shares by the NSSF.

The Initial Placing Shares represent approximately 18.00 per cent. and 1.80 per cent., respectively, of the existing issued H share capital and the registered capital of the Company prior to the Placing and approximately 15.25 per cent. and 1.77 per cent., respectively, of the existing issued H share capital and the registered capital of the Company as enlarged by the new Initial Placing Shares. If the Managers' Option is exercised in full, the Placing Shares represent approximately 20.00% of the existing issued H share capital of the Company and approximately 16.67% of the issued H share capital of the Company as enlarged by the issue of the Placing Shares.


PURCHASE PRICE

HK$6.00 per Placing Share, representing:

(i) a discount of approximately 2.4 per cent. to the ex-dividend closing price of approximately HK$6.15 per H Share on the Stock Exchange on 30 August 2005 (the Last Dealing Date), being the date immediately preceding the date of the Underwriting Agreement and the last day of trading in the H Shares on the Stock Exchange prior to the date of this announcement; (note
      1) (note 3)

(ii) a discount of approximately 4.0 per cent. to the average ex-dividend closing price of approximately HK$6.25 per H Share for the last five trading days on the Stock Exchange up to and including the Last Dealing Date; (note 2) (note 3)

(iii) a discount of approximately 4.7 per cent. to the average ex-dividend closing price of approximately HK$6.29 per H Share for the last ten trading days on the Stock Exchange up to and including the Last Dealing Date; (note 2) (note 3)

(iv) a discount of approximately 4.8 per cent. to the last closing price of HK$6.30 per H Share on the Stock Exchange on the Last Dealing Date;

(v) a discount of approximately 6.3 per cent. to the average last closing price of approximately HK$6.40 per H Share for the last five trading days on the Stock Exchange up to and including the Last Dealing Date; and

(vi) a discount of approximately 6.9 per cent. to the average last closing price of approximately HK$6.45 per H Share for the last ten trading days on the Stock Exchange up to and including the Last Dealing Date.

Notes:

(1) The closing price for 30 August 2005 is an ex-dividend price, after deducting the HK$0.151333 interim dividend from the cum-dividend closing price of HK$6.30 on that day.

(2) The average closing price is an ex-dividend average closing price, calculated by deducting the HK$0.151333 interim dividend from the cum-dividend closing prices for the most recent four trading days, being the four trading days since the declaration of the interim dividend.

(3) The Board declared an interim dividend of RMB0.157719 (inclusive of applicable tax) for the six months ended 30 June 2005 on the basis of 45% of the net profit for the period. Dividends payable in respect of H Shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the average closing exchange rate between Renminbi and Hong Kong dollars published by the People's Bank of China during the week before the Board declares the dividend on 24 August 2005, which is RMB1.0422 = HK$1.00. Accordingly, the amount of the interim dividend payable per H Share will be HK$0.151333.

The Purchase Price was agreed after arm's length negotiation between the Company and the Underwriters, and was determined by reference to, amongst other things, the recent trading prices of the H Shares. The effective net Purchase Price is approximately HK$5.91 per H Share.


CONDITIONS OF THE PLACING

The Placing is conditional upon, inter alia, the Stock Exchange granting listing of and permission to deal in the Placing Shares and the Underwriting Agreement not having been terminated by the Underwriters in accordance with the terms thereof, such as on the grounds of a breach of the representations, warranties and undertakings of the Company given in the Underwriting Agreement or the occurrence of certain force majeure events.


SALE BY NSSF

Pursuant to the approval of the State-owned Assets Supervision and Administration Commission ("SASAC") dated 18 August 2005, SASAC has approved, as part of the Placing, the allocation of the NSSF Shares from China National Petroleum Corporation ("CNPC") to the NSSF in accordance with applicable laws and regulations of the PRC. The NSSF has entrusted the Company to effect a sale of the NSSF Shares as part of the Placing, and to remit the entire net proceeds of the sell-down to the NSSF.


COMPLETION OF THE PLACING

Completion is expected to take place on or about 15 September 2005 or such other time or date as the Company and the Underwriters may agree (the "COMPLETION DATE"). As stated in the paragraph headed Ranking and Interim Dividend below, completion will not take place on or prior to 14 September 2005 (the "RECORD DATE"). As stated in the Company's announcement dated 24 August 2005, an interim dividend will be paid to shareholders of the Company whose names appear on the register of members of the Company as at the close of business on the Record Date. Accordingly, the Placing Shares will not be entitled to the interim dividend declared by the Board on 24 August 2005.


SHAREHOLDING STRUCTURE OF THE COMPANY

The following table sets out the shareholding structure of the Company on the date of the Underwriting Agreement and on the Completion Date:


                                                                                                         AFTER THE ISSUE OF
                          AS AT THE DATE OF THE                    AFTER THE ISSUE OF               THE INITIAL PLACING SHARES AND
                          UNDERWRITING AGREEMENT               THE INITIAL PLACING SHARES                THE OPTION SHARES
                    ----------------------------------      ---------------------------------      ---------------------------------
HOLDER OF
DOMESTIC                                    PERCENTAGE                             PERCENTAGE                             PERCENTAGE
SHARES OR                                    OF ISSUED                              OF ISSUED                              OF ISSUED
H SHARES              NO. OF SHARES      SHARE CAPITAL        NO. OF SHARES     SHARE CAPITAL        NO. OF SHARES     SHARE CAPITAL
                      (in millions)                (%)        (in millions)               (%)        (in millions)               (%)

CNPC                158,241,758,000(1)           90.00      157,954,045,818(2)          88.39      157,922,077,818(3)          88.21
Public               17,582,418,000              10.00       20,747,252,000             11.61       21,098,900,000             11.79
                    ---------------             ------      ---------------            ------      ---------------            ------
                    175,824,176,000             100.00      178,701,297,818            100.00      179,020,977,818            100.00
                    ===============             ======      ===============            ======      ===============            ======

(1) The NSSF Shares and the Option Shares in respect of the NSSF were allocated from CNPC as approved by SASAC.

(2)  Includes the NSSF Shares.

(3)  Includes the NSSF Shares and the Option Shares in respect of the NSSF.


GENERAL MANDATE TO ISSUE THE PLACING SHARES

The Placing Shares will be allotted and issued under the general mandate (the "GENERAL MANDATE") granted to the Board at the last annual general meeting of the Company held on 26 May 2005. The issue of the Placing Shares was approved by the China Securities Regulatory Commission (the "CSRC") on 30 August 2005.


REGULATORY APPROVALS

The Company has obtained all relevant PRC regulatory approvals for the Placing, being approvals from the CSRC, SASAC, NSSF as well as the General Mandate and Board approval.


UNITED STATES SELLING RESTRICTIONS

The Placing Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons (as defined under Regulation S of the U.S. Securities Act) unless the Placing Shares are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available. This Placing will be conducted pursuant to Regulation S of the U.S. Securities Act and, with respect to that portion of the Placing Shares to be sold within the United States or to U.S. Persons, pursuant to an exemption from the registration requirements of the U.S. Securities Act. During the 40 days immediately following the Completion Date, no H Shares will be accepted for deposit in the existing ADR facility of the Company.


RANKING AND INTERIM DIVIDEND

The Placing Shares will rank pari passu in all respects with the existing H Shares in issue on the Completion Date, including the right to receive all dividends and distributions declared or made after the Completion Date.

As stated in the Company's announcement dated 24 August 2005, the interim dividend will be paid to shareholders of the Company whose names appear on the register of members of the Company as at the close of business on the Record Date. The Completion Date will not take place on or prior to the Record Date. Accordingly, the Placing Shares will not be entitled to the interim dividend declared by the Board on 24 August 2005.


LOCK-UP UNDERTAKING

The Company has undertaken to the Underwriters that (except for the sale of the Placing Shares and, if applicable, the Option Shares) until the date which is 180 days after the date of the Underwriting Agreement, it will not, and will procure that none of its nominees, companies controlled by it, trusts associated with it and any other affiliates (whether individually or together and whether directly or indirectly) will, or will cause any other person to (without the prior written consent of the Underwriters), (1) offer, lend, pledge, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) any domestic shares or H Shares or any interests therein or any securities convertible into or exercisable or exchangeable for or substantially similar to any such shares or interests; (2) enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of such shares, whether any such transaction described in paragraph (1) above is to be settled by delivery of domestic shares or H Shares or such other securities, in cash or otherwise; or (3) announce any intention to enter into or effect any such transaction described in paragraphs
(1) or (2) above.


USE OF PROCEEDS

The net proceeds of the Placing of new H Shares by the Company will be approximately HK$17,002 million (and HK$18,891 million if the Managers' Option is exercised in full) after deducting the commission and expenses of the Placing. The Company intends to use the net proceeds from the Placing of new H Shares by the Company for its business development, including the funding of any domestic and/or international acquisitions that may be made by the Company. As at the date of this announcement, the Company has not entered into any agreement in relation to future acquisitions. In the event the Company enters into any such agreements, it will comply with the relevant requirements under the Listing Rules.

The entire net proceeds from the sale of the NSSF Shares will be remitted to the NSSF.

The Company has not raised any funds from the issuance of equity securities in the 12 months immediately preceding the date of this announcement.


SUSPENSION AND RESUMPTION OF TRADING

Trading in the H Shares on the Stock Exchange was suspended from 9:30 a.m. on 31 August 2005 at the request of the Company, and application has been made to the Stock Exchange to resume trading in the H Shares with effect from 9:30 a.m. on 1 September 2005. Trading in the Company's ADSs on the NYSE was suspended from 9:30 a.m. (New York time) on 31 August 2005 at the request of the Company, and a request has been made to resume trading in the ADSs on the NYSE with effect from 9:30 a.m. (New York time) on 1 September 2005.


APPLICATION FOR LISTING

Application will be made to the Listing Committee of the Stock Exchange for listing of, and permission to deal in, the Placing Shares and the NSSF Shares on the Stock Exchange.




                                              By Order of the Board of Directors
                                                  PETROCHINA COMPANY LIMITED
                                                          LI HUAIQI
                                                   Secretary to the Board


Beijing, PRC, 31 August 2005

As at the date of this announcement, the Chairman is Mr Chen Geng; the vice Chairmen are Messrs Jiang Jiemin and Ren Chuanjun; the Executive Directors are Messrs Su Shulin, Duan Wende and Wang Fucheng; the non-executive Directors are Messrs Zheng Hu, Zhou Jiping, Gong Huazhang and Zou Haifeng; the Independent Non-executive Directors are Messrs Chee-Chen Tung, Liu Hongru and Franco BernabE; and the Secretary to the Board of Directors is Mr Li Huaiqi.

*    For identification purpose only.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     PetroChina Company Limited



Dated: September 1, 2005                             By:   /s/ Li Huaiqi
                                                         -----------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary